                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                          MOLECULAR DIAGNOSTICS, INC.
                       (Name of Subject Company (issuer))

                          MOLECULAR DIAGNOSTICS, INC.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   60851R104
                     (CUSIP Number of Class of Securities)

                               LEONARD R. PRANGE
                                   PRESIDENT
                          MOLECULAR DIAGNOSTICS, INC.
                      414 NORTH ORLEANS STREET, SUITE 510
                            CHICAGO, ILLINOIS 60610
                (Name, address, and telephone numbers of person
 authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO
                             ROBERT J. MINKUS, ESQ.
                             SCHIFF HARDIN & WAITE
                                6600 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 258-5500

                           CALCULATION OF FILING FEE

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO originally filed on November 20, 2001 relating to the offer by Molecular Diagnostics, Inc., a Delaware corporation ("Molecular Diagnostics") to exchange (the "Exchange Offer") 1/25 (one twenty-fifth) of a share of Series E convertible preferred stock, par value $0.001, of Molecular Diagnostics for each share of common stock, par value $0.001, of Molecular Diagnostics currently outstanding commencing on November 20, 2001 and ending December 19, 2001 (the "Expiration Date"). The purpose of this Amendment No. 1 is to amend and to refile Exhibits (a)(1)-(a)(6) to reflect revisions made to those disclosure documents and to file a new press release announcing the extension of the Exchange Offer to 5 p.m., New York City time on December 28, 2001 and providing summary financial information on Molecular Diagnostics.



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ITEM 12.  EXHIBITS.


     Item 12(a) of this amended Schedule TO is hereby amended and supplemented as follows:

(a)(1)  Offering Circular*
   (2)  Letter of Transmittal*
   (3)  Notice of Guaranteed Delivery*
   (4)  Letter to Common Stockholders*
   (5)  Letter to Broker-Dealers*
   (6)  Letter to Clients*
   (7)  Press Release dated December 19, 2001*


*Filed herewith

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.


Date: December 19, 2001


                                          By:     /s/ LEONARD R. PRANGE
                                            ------------------------------------
                                            Leonard R. Prange
                                            President




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